WiLAN

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class COMMON

Holder Account Number
B9999999999 I ND

Intermediary
ABCD

Fold

Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on April 27, 2011

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 10:00 am, Eastern Time, on April 25, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

WINQ_VIF_114853/000001/000001/i

SAM SAMPLE

B9999999999

IND DT?

Appointee(s)

I/We, being holder(s) of Wi-LAN Inc. (the "Corporation") hereby appoint: James D. Skippen, Chairman and Chief Executive Officer, or failing him, William R. Middleton, Senior Vice-President and General Counsel

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the "Meeting") of Wi-LAN Inc. to be held at Hampton Inn, Ottawa ON on Wednesday, April 27, 2011 at 10:00 a.m. (Ottawa time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. James Douglas Skippen	☐	☐	02. Dr. Michel Tewfik Fattouche	☐	☐	03. John Kendall Gillberry	☐	☐
04. William Keith Jenkins	☐	☐	05. W. Paul McCarten	☐	☐	06. Richard J. Shorkey	☐	☐
07. Robert S. Bramson	☐	☐	08. Jim Roche	☐	☐			

Fold

	For	Withhold
2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditor's remuneration.	☐	☐

	For	Against
3. Rights Plan Resolution	☐	☐

1. the Shareholder Rights Plan of the Corporation be and is hereby confirmed and approved, and the Shareholder Rights Plan Agreement between the Corporation and Computershare Investor Services Inc. dated April 27, 2011 (the "Rights Plan Agreement") be and is hereby also confirmed and approved;

2. any officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution; and

3. notwithstanding the approval by the shareholders of the Corporation of this resolution and without notice to or approval of the shareholders of the Corporation, the directors of the Corporation may, in their discretion, decide to revoke this resolution and not proceed with the Rights Plan Agreement.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9 1 1 4 8 5 3 1 V I Z A R 1 W I N Q

WiLAN

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class COMMON

Holder Account Number
B9999999999 I ND

Intermediary
ABCD

Fold

Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on April 27, 2011

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 10:00 am, Eastern Time, on April 25, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4291 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

B9999999999

IND DT?

Appointee(s)

I/We, being holder(s) of Wi-LAN Inc. (the "Corporation") hereby appoint:
James D. Skippen, Chairman and Chief Executive Officer, or failing him,
William R. Middleton, Senior Vice-President and General Counsel

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the "Meeting") of Wi-LAN Inc. to be held at Hampton Inn, Ottawa ON on Wednesday, April 27, 2011 at 10:00 a.m. (Ottawa time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. James Douglas Skippen	☐	☐
02. Dr. Michel Tewfik Fattouche	☐	☐
03. John Kendall Gillberry	☐	☐
04. William Keith Jenkins	☐	☐
05. W. Paul McCarten	☐	☐
06. Richard J. Shorkey	☐	☐
07. Robert S. Bramson	☐	☐
08. Jim Roche	☐	☐

Fold

For Withhold

2. Appointment of Auditors

To appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditor's remuneration. ☐ ☐

For Against

3. Rights Plan Resolution

☐ ☐

1. the Shareholder Rights Plan of the Corporation be and is hereby confirmed and approved, and the Shareholder Rights Plan Agreement between the Corporation and Computershare Investor Services Inc. dated April 27, 2011 (the "Rights Plan Agreement") be and is hereby also confirmed and approved;

2. any officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution; and

3. notwithstanding the approval by the shareholders of the Corporation of this resolution and without notice to or approval of the shareholders of the Corporation, the directors of the Corporation may, in their discretion, decide to revoke this resolution and not proceed with the Rights Plan Agreement.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9 1 1 4 8 5 3 1 V I Z A R 1 W I N Q